July 11, 2011

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 9, 2011
File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) received your letter dated July 8, 2011, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Form 10-Q for the quarterly period ended March 31, 2011.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before August 5, 2011.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Suzanne Hayes, Securities and Exchange Commission
Michael Seaman, Securities and Exchange Commission
Staci Shannon, Securities and Exchange Commission
Ruth Porat, Executive Vice President and Chief Financial Officer